EXHIBIT 99.2

SNDL Inc.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2025

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of SNDL Inc. (“SNDL” or the “Company”) for the three and nine months ended September 30, 2025 is dated November 3, 2025. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2025 (the “Interim Financial Statements”) and the audited consolidated financial statements and notes thereto for the year ended December 31, 2024 (the “Audited Financial Statements”) and the risks identified in the Company’s Annual Information Form for the year ended December 31, 2024 (the “AIF”) and elsewhere in this MD&A. This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

COMPANY OVERVIEW

SNDL operates under four reportable segments:

•
Liquor retail sales of wines, beers and spirits;
•
Cannabis retail sales of cannabis products and accessories through corporate-owned and franchised cannabis retail operations;
•
Cannabis operations as a licensed producer that grows cannabis using indoor facilities and manufactures cannabis products, providing proprietary cannabis processing services; and
•
Investments targeting the cannabis industry.

The principal activities of the Company are (i) the retailing of wines, beers and spirits under the Wine and Beyond, Ace Liquor and Liquor Depot retail banners; (ii) the operation and support of corporate-owned and franchised retail cannabis stores in certain Canadian jurisdictions where the private sale of adult-use cannabis is permitted, under the Value Buds and Spiritleaf retail banners; (iii) the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis in Canada and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”) through an owned and licensed cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Grasslands, Pearls by Grön, No Future and Bhang Chocolate; and (iv) the provision of financial services through the deployment of capital to direct and indirect investments and partnerships throughout the cannabis industry. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult-use access in Canada.

The Company produces and markets cannabis products for the Canadian adult-use market and for the international medicinal market. SNDL’s operations cultivate cannabis using approximately 380,000 square feet of total space in Atholville, New Brunswick. SNDL’s extraction and manufacturing operations include approximately 74,100 square feet of total space in British Columbia and approximately 65,500 square feet of total space in Ontario.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments issued by United States based cannabis businesses. The Company also makes strategic portfolio investments in debt and equity securities.

SNDL was incorporated under the Business Corporations Act (Alberta) (the “ABCA”) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the Nasdaq Capital Market (the “Nasdaq”) and the Canadian Securities Exchange (the “CSE”).

SNDL is headquartered in Edmonton, Alberta, with operations in Kelowna, British Columbia, Bolton, Ontario, London, Ontario, Toronto, Ontario and Atholville, New Brunswick, and corporate-owned and franchised retail liquor and cannabis stores in five provinces across Canada.

SNDL’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio. SNDL’s retail operations will continue to build a Canadian retail liquor brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal. SNDL’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the cannabis industry.

RECENT DEVELOPMENTS

Rise Rewards Loyalty Program

On April 22, 2025, the Company announced the launch of its Rise Rewards loyalty program, designed to help Value Buds customers save more, earn more, and get even more from every visit. Rise Rewards is available at all Value Buds locations in Alberta, Ontario, Saskatchewan, and Manitoba. Customers can earn points with every visit and by participating in the Company’s recycling initiative, reinforcing Value Buds’ commitment to affordability, sustainability, and customer appreciation. By leveraging insights from Rise Rewards, the Company aims to optimize Value Buds’ pricing strategies and marketing efforts to provide superior customer experiences. The Company intends to expand the program across its retail banners in the future.

acquisition of cost cannabis and t cannabis locations from 1cm

On April 9, 2025, the Company announced that it had entered into an arrangement agreement (the “1CM Agreement”) with 1CM Inc. (“1CM”) pursuant to which it would acquire 32 cannabis retail stores (the “1CM Transaction”) operating under the Cost Cannabis and T Cannabis banners in Ontario, Alberta and Saskatchewan (the “1CM Stores”). The Company has also paid a deposit of $1.0 million to be held in escrow until the 1CM Transaction closes.

Under the terms of the 1CM Agreement, the Company will acquire, with the option to assign, the 1CM Stores for total consideration of $32.2 million cash, subject to certain adjustments at the closing of the 1CM Transaction (the “Closing”). The 1CM Stores are comprised of 2 stores in Alberta, 3 stores in Saskatchewan and 27 stores located in Ontario.

The 1CM Transaction is to be completed by way of an arrangement under the Business Corporations Act (Ontario). On June 16, 2025, 1CM announced the approval of the 1CM Transaction by 1CM shareholders.

On June 18, 2025, 1CM announced that the Ontario Superior Court of Justice (Commercial List) approved the plan of arrangement involving SNDL.

Closing remains subject to the satisfaction of certain customary closing conditions, including certain outstanding regulatory approvals. Subject to the satisfaction or waiver of all of the conditions to the Closing, the 1CM Transaction is expected to be completed in the fourth quarter of 2025.

The 1CM Transaction is expected to strengthen the Company’s financial condition as the addition of the 1CM Stores will increase the Company’s exposure to a broad consumer base in key Canadian markets. The Company’s financial performance and cash flows are projected to improve based on current 1CM store level operating results.

OTHER DEVELOPMENTS

U.S. TARIFFS

In early 2025, the U.S. administration imposed certain tariffs on imports from certain countries, including Canada, and in response, the Canadian administration imposed their own tariffs on certain imports from the United States. Canada and the United States continue ongoing negotiations on a new trade and security relationship, though the scope and terms of such negotiations and the agreements they may produce, if any, are unknown. These tariff announcements and the risk of further potential retaliatory tariffs have created uncertainty, which has permeated the economic and investment outlook, impacting current economic conditions, including such issues as the inflation rate and the global supply chain. Aside from the impact on the global economy, these tariffs may continue to impact SNDL.

In response to tariffs imposed by the U.S., several Canadian provinces had taken retaliatory measures by removing U.S. alcohol from store shelves and restaurant, bar and retailer fulfillment catalogues. While some provinces, including Alberta, have lifted their ban on U.S. liquor imports, other provinces continue to impose the ban, despite the Canadian federal government lifting retaliatory tariffs on many U.S. goods.

SNDL is continuing to monitor the evolving situation and the impacts and potential consequences on its financial position. The Company did not experience a significant impact to its financial performance during the nine months ended September 30, 2025.

CSE LISTING

On April 11, 2025, the Company announced that its common shares had commenced trading on the CSE under the symbol “SNDL”, effective April 11, 2025. The CSE listing provides the Company additional flexibility as it continues to scale its operations and capitalize on emerging opportunities, as well as provide the Company’s shareholders with the opportunity to transact in a Canadian market, in Canadian dollars. The Company’s common shares trade on the CSE in Canadian dollars and continue to trade on the Nasdaq in U.S. dollars.

share repurchase program

On November 3, 2025, the Company announced that the board of directors of the Company (the “Board”) approved a renewal of the share repurchase program upon its expiry on November 20, 2025. The share repurchase program remains subject to the filing of the required notice with, and acceptance by, the CSE.

For the three months ended September 30, 2025, the Company purchased and cancelled 1,800 common shares at a weighted average price, excluding commissions, of $1.65 (US$1.21) per common share for a total cost of $3 thousand including commissions.

For the nine months ended September 30, 2025, the Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

Refer to “Liquidity and Capital Resources – Equity” below for further details regarding common shares purchased and cancelled.

FINANCIAL HIGHLIGHTS

The following table summarizes selected financial information of the Company for the periods noted.

($000s, except per share amounts)	Q3 2025	Q3 2024	Change	% Change
Financial Results
Net revenue	244,219	236,892	7,327	3%
Cost of sales	180,042	173,924	6,118	4%
Gross profit	64,177	62,968	1,209	2%
Gross margin (1)	26.3%	26.6%		-0.3%
Operating loss	(11,050)	(18,511)	7,461	40%
Adjusted operating loss (2)	(9,512)	(16,593)	7,081	43%
Net loss attributable to owners of the Company	(13,319)	(19,328)	6,009	31%
Per share, basic and diluted	(0.05)	(0.07)	0.02	29%
Change in cash and cash equivalents	32,357	80,042	(47,685)	-60%
Free cash flow (2)	16,692	9,236	7,456	81%

Statement of Financial Position
Cash and cash equivalents	240,581	262,976	(22,395)	-9%
Inventory	125,334	127,863	(2,529)	-2%
Right of use assets	122,701	118,409	4,292	4%
Property, plant and equipment	152,510	128,310	24,200	19%
Total assets	1,318,061	1,443,077	(125,016)	-9%
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.
(2)
Adjusted operating income (loss) and free cash flow are specified financial measures that do not have standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

CONSOLIDATED RESULTS

General and administrative

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Salaries and wages	28,109	31,625	85,245	91,239
Consulting fees	985	283	3,945	2,818
Office and general	13,791	13,603	38,024	36,765
Professional fees	1,061	1,792	3,372	5,334
Merchant processing fees	1,853	1,740	5,126	4,889
Director fees	226	202	707	564
Other	(58)	735	1,283	1,102
	45,967	49,980	137,702	142,711

General and administrative expenses for the three months ended September 30, 2025 were $46.0 million compared to $50.0 million for the three months ended September 30, 2024. The decrease of $4.0 million was mainly due to decreases in salaries and wages, professional fees and other expenses, partially offset by an increase in consulting fees. The decrease in salaries and wages was due to the ongoing restructuring project aimed at reducing corporate overheads and optimizing headcount. The decrease in professional fees was mostly due to public company reporting and legal costs incurred by Nova Cannabis Inc. (“Nova”) in the prior year. The decrease in other expenses was mostly due to expected credit loss recoveries in the current period and adjustments to legal provisions recorded in the normal course of business to current estimates. The increase in consulting fees was mainly due to the timing of various projects aimed at supporting corporate initiatives.

General and administrative expenses for the nine months ended September 30, 2025 were $137.7 million compared to $142.7 million for the nine months ended September 30, 2024. The decrease of $5.0 million was mainly due to decreases in salaries and wages and professional fees, partially offset by an increase in consulting fees and office and general expenses. The decrease in salaries and wages was due to the ongoing restructuring project aimed at reducing corporate overheads and optimizing headcount. The decrease in professional fees was mostly due to public company reporting and legal costs incurred by Nova in the prior year. The increase in consulting fees was mainly due to the timing of various projects aimed at supporting corporate initiatives. The increase in office and general was mainly due to the acquisition of Indiva Limited (“Indiva”) and increases in insurance, licensing and software costs.

Share-based compensation

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Equity-settled expense
Stock options	—	—	—	1
Restricted share units	3,561	4,503	9,641	11,254
Cash-settled expense
Deferred share units	7,322	1,199	5,549	4,173
	10,883	5,702	15,190	15,428

Share-based compensation expense includes the expense related to the Company’s issuance of stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Board. DSUs are accounted for as a liability instrument and measured at fair value based on the market value of the Company’s common shares at each period end. Share-based compensation also includes the expense related to Nova and their granting of RSUs and DSUs during the applicable comparative period (which pre-dated the acquisition of the remaining minority interest of Nova on October 21, 2024).

Share-based compensation expense for the three months ended September 30, 2025 was $10.9 million compared to $5.7 million for the three months ended September 30, 2024. The increase of $5.2 million was due to an increase in DSU expense, partially offset by a decrease in RSU expense. The increase in DSU expense was caused by the change in fair value of SNDL’s DSUs. Both the current and comparative periods experienced increases in fair value resulting from an increase in SNDL’s share price, however, the current period increase in share price was significantly more than the comparative period. The decrease in RSU expense was caused by the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year.

Share-based compensation expense for the nine months ended September 30, 2025 was $15.2 million compared to $15.4 million for the nine months ended September 30, 2024. The decrease of $0.2 million was due to a decrease in RSU expense, partially offset by an increase in DSU expense. The decrease in RSU expense was caused by the vesting of RSUs granted in prior years and a decrease in the number and value of RSUs granted in the current year. The increase in DSU expense was caused by the change in fair value of SNDL’s DSUs and an increase in the value of DSUs granted in the current year, partially offset by Nova DSU expense in the comparative period.

Change in estimate of fair value of derivative warrants

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Change in estimate of fair value of derivative warrants	(1)	(3,848)	(26)	(4,348)

Change in estimate of fair value of derivative warrants is reported within other expenses, net, as disclosed in note 20 in the Interim Financial Statements.

Change in estimate of fair value of derivative warrants for the three months ended September 30, 2025 was a recovery of $1.0 thousand compared to a recovery of $3.8 million for the three months ended September 30, 2024. The change in estimate of fair value of derivative warrants is smaller in the current period due to the expiration of common share purchase warrants that were issued in February 2021 and expired in September 2024, and the expiration of common share purchase warrants that were issued in August 2020 and expired in August 2025. The recovery in the prior period relates to the expiration of the 9.8 million new warrants that were issued in 2021 and a minimal decrease in fair value of the remaining warrants.

Change in estimate of fair value of derivative warrants for the nine months ended September 30, 2025 was a recovery of $26.0 thousand compared to a recovery of $4.3 million for the nine months ended September 30, 2024. The change in estimate of fair value of derivative warrants is smaller in the current period due to the expiration of common share purchase warrants that were issued in February 2021 and expired in September 2024, and the expiration of common share purchase warrants that were issued in August 2020 and expired in August 2025. The recovery in the prior period relates to the expiration of the 9.8 million new warrants that were issued in 2021 and a minimal decrease in fair value of the remaining warrants.

As at September 30, 2025, there were no derivative warrants outstanding.

Operating loss

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Operating loss	(11,050)	(18,511)	(18,100)	(27,722)

Operating loss for the three months ended September 30, 2025 was $11.1 million compared to $18.5 million for the three months ended September 30, 2024. The decrease in operating loss of $7.4 million was due to an increase in gross profit ($1.2 million) and decreases in share of loss of equity-accounted investees ($13.2 million) and general and administrative expenses ($4.0 million), partially offset by a decrease in investment income ($3.8 million) and increases in share-based compensation expense ($5.2 million) and asset impairment ($2.3 million).

Operating loss for the nine months ended September 30, 2025 was $18.1 million compared to $27.7 million for the nine months ended September 30, 2024. The decrease in operating loss of $9.6 million was due to an increase in gross profit ($16.9 million) and decreases in general and administrative expenses ($5.0 million) and depreciation and amortization expense ($2.0 million), partially offset by decreases in investment income ($6.6 million) and share of profit of equity-accounted investees ($5.4 million) and an increase in sales and marketing expense ($1.9 million).

Net loss

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Net loss	(13,319)	(19,336)	(25,141)	(28,955)

Net loss for the three months ended September 30, 2025 was $13.3 million compared to $19.3 million for the three months ended September 30, 2024. The decrease in net loss of $6.0 million was largely due to an increase in gross profit ($1.2 million) and decreases in share of loss of equity-accounted investees ($13.2 million), general and administrative expenses ($4.0 million) and income tax expense ($1.4 million), partially offset by a decrease in investment income ($3.8 million) and increases in share-based compensation expense ($5.2 million), asset impairment ($2.3 million) and other expenses ($2.9 million).

Net loss for the nine months ended September 30, 2025 was $25.1 million compared to $29.0 million for the nine months ended September 30, 2024. The decrease in net loss of $3.9 million was largely due to an increase in gross profit ($16.9 million) and decreases in general and administrative expenses ($5.0 million) and depreciation and amortization expense ($2.0 million), partially offset by decreases in investment income ($6.6 million), share of profit of equity-accounted investees ($5.4 million) and income tax recovery ($2.8 million) and increases in sales and marketing expense ($1.9 million) and other expenses ($3.0 million).

OPERATING SEGMENTS

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through wholly owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis products and accessories through corporate-owned and franchised retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
As at September 30, 2025
Total assets (1)	211,092	207,865	—	418,957	322,158	410,830	166,116	1,318,061
Nine months ended September 30, 2025
Net revenue (2)	246,960	107,544	(51,391)	303,113	390,789	—	—	693,902
Gross profit	63,974	23,452	—	87,426	100,993	—	—	188,419
Operating income (loss)	22,329	(3,628)	—	18,701	24,276	1,775	(62,852)	(18,100)
Adjusted operating income (loss) (3)	22,329	300	—	22,629	24,276	1,775	(61,393)	(12,713)
Three months ended September 30, 2025
Net revenue (2)	85,021	37,389	(17,579)	104,831	139,388	—	—	244,219
Gross profit	22,465	5,008	—	27,473	36,704	—	—	64,177
Operating income (loss)	9,105	(5,434)	—	3,671	11,222	1,543	(27,486)	(11,050)
Adjusted operating income (loss) (3)	9,105	(4,772)	—	4,333	11,222	1,543	(26,610)	(9,512)
(1)
As at September 30, 2025, cash and cash equivalents have been allocated to Corporate from Investments.
(2)
The Company has eliminated $51.4 million for the nine months ended September 30, 2025 and $17.6 million for the three months ended September 30, 2025 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.

(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

($000s)	Cannabis Retail	Cannabis Operations	Intersegment Eliminations	Cannabis Total	Liquor Retail	Investments(1)	Corporate	Total
As at December 31, 2024
Total assets	195,823	230,021	—	425,844	326,061	577,522	19,815	1,349,242
Nine months ended September 30, 2024
Net revenue (2)	228,519	72,378	(39,307)	261,590	401,179	—	—	662,769
Gross profit	58,337	11,725	—	70,062	101,470	—	—	171,532
Operating income (loss)	7,255	(1,728)	—	5,527	22,456	13,711	(69,416)	(27,722)
Adjusted operating income (loss) (3)	7,255	(1,348)	—	5,907	22,456	13,711	(67,746)	(25,672)
Three months ended September 30, 2024
Net revenue (2)	81,144	25,007	(13,824)	92,327	144,565	—	—	236,892
Gross profit	20,710	5,307	—	26,017	36,951	—	—	62,968
Operating income (loss)	4,395	(703)	—	3,692	11,795	(7,824)	(26,174)	(18,511)
Adjusted operating income (loss) (3)	4,395	(578)	—	3,817	11,795	(7,824)	(24,381)	(16,593)
(1)
Total assets include cash and cash equivalents.
(2)
The Company has eliminated $39.3 million for the nine months ended September 30, 2024 and $13.8 million for the three months ended September 30, 2024 of cannabis operations revenue and equal cost of sales associated with sales to provincial boards that are expected to be subsequently repurchased by the Company’s licensed retail subsidiaries for resale, at which point the full retail sales revenue will be recognized.
(3)
Adjusted operating income (loss) is a specified financial measure that does not have standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

LIQUOR RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Net revenue	139,388	144,565	390,789	401,179
Cost of sales	102,684	107,614	289,796	299,709
Gross profit	36,704	36,951	100,993	101,470
Gross margin (1)	26.3%	25.6%	25.8%	25.3%

General and administrative	16,910	17,771	50,381	53,757
Sales and marketing	821	522	2,747	1,812
Depreciation and amortization	7,751	8,072	23,631	25,440
Asset impairment (reversal)	—	(1,242)	—	(2,075)
Loss (gain) on disposition of assets	—	33	(42)	80
Operating income (loss)	11,222	11,795	24,276	22,456
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended September 30, 2025 was $139.4 million compared to $144.6 million for the three months ended September 30, 2024. The decrease of $5.2 million was due to a reduction in overall customer traffic and changing consumer preferences.

Net revenue for the nine months ended September 30, 2025 was $390.8 million compared to $401.2 million for the nine months ended September 30, 2024. The decrease of $10.4 million was due to a reduction in overall customer traffic and changing consumer preferences.

Cost of sales for liquor retail operations is comprised of the cost of wine, beer and spirits. Cost of sales for the three months ended September 30, 2025 was $102.7 million compared to $107.6 million for the three months ended September 30, 2024. The decrease of $4.9 million was due to an overall decrease in sales as noted above.

Cost of sales for the nine months ended September 30, 2025 was $289.8 million compared to $299.7 million for the nine months ended September 30, 2024. The decrease of $9.9 million was due to an overall decrease in sales as noted above.

Gross profit for the three months ended September 30, 2025 was $36.7 million (26.3%) compared to $37.0 million (25.6%) for the three months ended September 30, 2024. The decrease of $0.3 million was partly due to the reduction in net revenue and cost of sales noted above, partially offset by continued focus on private label portfolio.

Gross profit for the nine months ended September 30, 2025 was $101.0 million (25.8%) compared to $101.5 million (25.3%) for the nine months ended September 30, 2024. The decrease of $0.5 million was partly due to the reduction in net revenue and cost of sales noted above, partially offset by the impact of proprietary licensing arrangements and continued focus on private label portfolio.

During the nine months ended September 30, 2025, no impairments or impairment reversals were recorded. During the nine months ended September 30, 2024, the Company recorded impairment reversals on right of use assets of $0.5 million and property, plant and equipment of net $1.6 million due to improved store level operating results.

At November 3, 2025, the Ace Liquor store count was 133, the Liquor Depot store count was 19 and the Wine and Beyond store count was 13.

CANNABIS RETAIL SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Net revenue	85,021	81,144	246,960	228,519
Cost of sales	62,556	60,434	182,986	170,182
Gross profit	22,465	20,710	63,974	58,337
Gross margin (1)	26.4%	25.5%	25.9%	25.5%

General and administrative	9,874	11,228	31,779	35,257
Sales and marketing	575	180	1,276	878
Depreciation and amortization	3,934	3,921	11,430	11,478
Share-based compensation	—	—	—	1
Asset impairment (reversal)	(1,028)	984	(2,832)	3,014
Loss (gain) on disposition of assets	5	2	(8)	454
Operating income (loss)	9,105	4,395	22,329	7,255
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the three months ended September 30, 2025 was $85.0 million compared to $81.1 million for the three months ended September 30, 2024. The increase of $3.9 million is mainly attributable to an increase in same store sales, successful conversion of store formats and proprietary licensing arrangements.

Same store sales is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

Net revenue for the nine months ended September 30, 2025 was $247.0 million compared to $228.5 million for the nine months ended September 30, 2024. The increase of $18.5 million is mainly attributable to an increase in same store sales, an increase in the number of stores, from both newly opened and acquired stores, successful conversion of store formats and proprietary licensing arrangements.

Cost of sales for the three months ended September 30, 2025 was $62.6 million compared to $60.4 million for the three months ended September 30, 2024. The increase of $2.2 million was due to a corresponding increase in same store sales.

Cost of sales for the nine months ended September 30, 2025 was $183.0 million compared to $170.2 million for the nine months ended September 30, 2024. The increase of $12.8 million was due to a corresponding increase in same store sales and newly opened and acquired stores.

Gross profit for the three months ended September 30, 2025 was $22.5 million (26.4%) compared to $20.7 million (25.5%) for the three months ended September 30, 2024. The increase of $1.8 million was due to increased corporate store sales.

Gross profit for the nine months ended September 30, 2025 was $64.0 million (25.9%) compared to $58.3 million (25.5%) for the nine months ended September 30, 2024. The increase of $5.7 million was due to increased corporate store sales and proprietary licensing arrangements which do not have an associated cost of sales.

During the nine months ended September 30, 2025, the Company recorded impairment reversals on right of use assets of $1.5 million and retail property, plant and equipment of $1.3 million due to improved store level operating results. During the nine months ended September 30, 2024, the Company recorded net impairments on right of use assets of $1.6 million and property, plant and equipment of $1.4 million due to underperforming operating results of certain stores.

At November 3, 2025, the Spiritleaf store count was 61 (4 corporate stores and 57 franchise stores) and the Value Buds store count was 125 corporate stores.

CANNABIS OPERATIONS SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Net revenue	37,389	25,007	107,544	72,378
Cost of sales	32,381	19,700	84,092	60,653
Gross profit	5,008	5,307	23,452	11,725
Gross margin (1)	13.4%	21.2%	21.8%	16.2%

General and administrative	4,266	3,513	11,767	4,980
Sales and marketing	1,971	1,661	6,206	4,692
Depreciation and amortization	657	635	2,100	1,894
Restructuring costs	258	125	828	380
Asset impairment	3,079	—	5,803	1,378
Research and development	156	76	354	222
(Gain) loss on disposition of assets	55	—	22	(93)
Operating income (loss)	(5,434)	(703)	(3,628)	(1,728)
(1)
Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information.

The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial boards, other licensed producers and international exports, proprietary extraction services, white label product formulation and manufacturing, the sale of bulk winterized oil and distillate, toll processing and co-packaging services and analytical testing.

Net revenue for the three months ended September 30, 2025 was $37.4 million compared to $25.0 million for the three months ended September 30, 2024. The increase of $12.4 million was mainly due to the impact of sales from the acquisition of Indiva and increased sales to provincial boards.

Net revenue for the nine months ended September 30, 2025 was $107.5 million compared to $72.4 million for the nine months ended September 30, 2024. The increase of $35.1 million was mainly due to the impact of sales from the acquisition of Indiva and increased wholesale sales, partially offset by a decrease in sales to provincial boards.

Cost of sales for the three months ended September 30, 2025 were $32.4 million compared to $19.7 million for the three months ended September 30, 2024. The increase of $12.7 million was mainly due to an increase in cost of sales correlating to increased revenue and an increase in inventory impairment and obsolescence of $1.4 million primarily related to slow moving inventory.

Cost of sales for the nine months ended September 30, 2025 were $84.1 million compared to $60.7 million for the nine months ended September 30, 2024. The increase of $23.4 million was mainly due to an increase in cost of sales correlating to increased revenue, partially offset by a decrease in inventory impairment and obsolescence of $0.7 million based on improved product management and demand planning.

Gross profit for the three months ended September 30, 2025 was $5.0 million (13.4%) compared to $5.3 million (21.2%) for the three months ended September 30, 2024. The decrease of $0.3 million was due to the increase in cost of sales and inventory impairment and obsolescence, partially offset by the increase in net revenue, as noted above.

Gross profit for the nine months ended September 30, 2025 was $23.5 million (21.8%) compared to $11.7 million (16.2%) for the nine months ended September 30, 2024. The increase of $11.8 million was due to the increase in net revenue, decrease in inventory impairment and obsolescence and increased production efficiencies, as noted above.

The increase in general and administrative expenses for the three and nine months ended September 30, 2025 was mainly due to the impact of the Indiva acquisition, increases in employment and maintenance costs and the reversal of expected credit losses in the comparative period.

During the nine months ended September 30, 2025, the Company recorded impairments on property, plant and equipment of $3.1 million due to the consolidation of the Company’s edible facilities as part of its integration strategy and $2.7 million due to slow moving market conditions. During the nine months ended September 30, 2024, the Company recorded impairments on assets held for sale of $1.3 million due to secondary commercial real estate market conditions.

INVESTMENTS SEGMENT RESULTS

Operating income (loss)

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Investment income	1,777	5,577	6,162	12,817
Share of profit (loss) of equity-accounted investees	(234)	(13,401)	(4,387)	999

General and administrative	—	—	—	105
Operating income (loss)	1,543	(7,824)	1,775	13,711

Investment income for the three months ended September 30, 2025 was $1.8 million compared to $5.6 million for the three months ended September 30, 2024. The decrease of $3.8 million was mainly due to lower interest income from investments at amortized cost, interest and fee income from investments at fair value through profit and loss (“FVTPL”) and lower interest revenue from cash. Interest income from investments at amortized cost decreased due to the reimbursement of principal owed on a promissory note in November 2024. Interest and fee income from investments at FVTPL decreased due to the reimbursement of principal and interest owed on a convertible debenture in September 2024.

Investment income for the nine months ended September 30, 2025 was $6.2 million compared to $12.8 million for the nine months ended September 30, 2024. The decrease of $6.6 million was mainly due to lower interest income from investments at amortized cost, interest and fee income from investments at FVTPL and lower interest revenue from cash.

Interest income from investments at amortized cost decreased due to the reimbursement of principal owed on a promissory note in November 2024. Interest and fee income from investments at FVTPL decreased due to the reimbursement of principal and interest owed on a convertible debenture in September 2024.

Share of profit (loss) of equity-accounted investees is comprised of the Company’s share of the net profit (or loss) generated from its investments in SunStream. The current investment portfolio of SunStream is comprised of secured debt, hybrid debt, derivative instruments and convertible equity instruments issued by United States based cannabis businesses.

Share of loss of equity-accounted investees for the three months ended September 30, 2025 was $0.2 million compared to a loss of $13.4 million for the three months ended September 30, 2024. The decrease in loss of $13.2 million was mostly due to accounting fair value adjustments to the investments.

Share of loss of equity-accounted investees for the nine months ended September 30, 2025 was $4.4 million compared to profit of $1.0 million for the nine months ended September 30, 2024. The decrease of $5.4 million was mostly due to accounting fair value adjustments to the investments.

SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2025			2024				2023
($000s, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net revenue	244,219	244,769	204,914	257,679	236,892	228,127	197,750	248,450
Gross profit	64,177	67,601	56,641	68,799	62,968	58,164	50,400	57,336
Investment income	1,777	1,529	2,856	2,734	5,577	3,204	4,036	3,400
Net earnings (loss) attributable to owners of the Company	(13,319)	2,885	(14,707)	(67,142)	(19,328)	(5,772)	(2,554)	(82,788)
Per share, basic and diluted	(0.05)	0.01	(0.06)	(0.25)	(0.07)	(0.02)	(0.01)	(0.32)

During the eight most recent quarters the following items have had a significant impact on the Company’s financial results and results of operations:

•
Impairment and impairment reversals on property, plant and equipment and right of use assets;
•
Changes to provisions for inventory obsolescence and impairment;
•
Investments in and distributions from SunStream;
•
Acquisitions of Lightbox Enterprises Ltd. and Indiva;
•
Impairment of intangible assets from the cannabis retail cash generating unit (“CGU”);
•
Impairment of goodwill from the cannabis operations CGU;
•
Impairment of the Olds facility due to the consolidation of all cultivation activities to the Atholville, New Brunswick facility and impairment of the Stellarton facility due to slow moving market conditions;
•
Entering into and acquiring several cannabis-related investments;
•
Repayment and exiting cannabis-related investments; and
•
Increased net revenue and gross profit from acquisitions and organic growth.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	September 30, 2025	December 31, 2024
Cash and cash equivalents	240,581	218,359

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of such debt or equity financing on commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing–all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Debt

As at September 30, 2025, the Company had no outstanding bank debt or other debt.

Equity

As at September 30, 2025, the Company had the following share capital instruments outstanding:

(000s)	September 30, 2025	December 31, 2024
Common shares	257,397	263,022
Common share purchase warrants (1)	118	118
Simple warrants (2)	21	39
Performance warrants (3)	25	25
Stock options (4)	570	572
Restricted share units	13,021	9,371
Derivative warrants	—	50
(1)
118,400 warrants were exercisable as at September 30, 2025.
(2)
21,440 simple warrants were exercisable as at September 30, 2025.
(3)
14,134 performance warrants were exercisable as at September 30, 2025.
(4)
569,791 stock options were exercisable as at September 30, 2025.

The number of common shares outstanding changed during the nine months ended September 30, 2025 in connection with the following transactions:

•
The Company purchased and cancelled 5.8 million common shares at a weighted average price, excluding commissions, of $2.57 (US$1.79) per common share for a total cost of $15.0 million including commissions.

As at November 3, 2025, a total of 257.5 million common shares were outstanding.

Cash Flow Summary

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Cash provided by (used in):
Operating activities	31,701	22,794	45,606	30,797
Investing activities	10,522	66,488	20,533	63,466
Financing activities	(9,866)	(9,240)	(43,917)	(26,328)
Change in cash and cash equivalents	32,357	80,042	22,222	67,935

Cash Flow – Operating Activities

Net cash provided by operating activities was $31.7 million for the three months ended September 30, 2025 compared to $22.8 million provided by operating activities for the three months ended September 30, 2024. The increase of $8.9 million was due to an increase in net earnings adjusted for non-cash items and the change in non-cash working capital, partially offset by decreases in income distributions from equity-accounted investees and interest received. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash provided by operating activities was $45.6 million for the nine months ended September 30, 2025 compared to $30.8 million provided by operating activities for the nine months ended September 30, 2024. The increase of $14.8 million was due to an increase in net earnings adjusted for non-cash items and the change in non-cash working capital, partially offset by decreases in income distributions from equity-accounted investees and interest received. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash provided by investing activities was $10.5 million for the three months ended September 30, 2025 compared to $66.5 million provided by investing activities for the three months ended September 30, 2024. The decrease of $56.0 million was primarily due to lower capital distributions from equity-accounted investees and repayment of the Delta 9 Cannabis Inc. (“Delta 9”) convertible debenture in the comparative period, partially offset by lower additions to investments at amortized cost and proceeds from the disposal of investments at fair value through other comprehensive income.

Net cash provided by investing activities was $20.5 million for the nine months ended September 30, 2025 compared to $63.5 million provided by investing activities for the nine months ended September 30, 2024. The decrease of $43.0 million was primarily due to lower capital distributions from equity-accounted investees, partially offset by lower additions to investments, increased principal payments from investments, including the repayment of the Delta 9 commercial mortgage, and proceeds from the disposal of investments at fair value through other comprehensive income.

Cash Flow – Financing Activities

Net cash used in financing activities was $9.9 million for the three months ended September 30, 2025 compared to $9.2 million used in financing activities for the three months ended September 30, 2024. The increase of $0.7 million was largely due to the change in non-cash working capital.

Net cash used in financing activities was $43.9 million for the nine months ended September 30, 2025 compared to $26.3 million used in financing activities for the nine months ended September 30, 2024. The increase of $17.6 million was largely due to repurchases of common shares in the current period.

Free cash flow

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Free cash flow	16,692	9,236	7,733	(2,753)

Free cash flow is a specified financial measure that does not have a standardized meaning prescribed by IFRS Accounting Standards and therefore may not be comparable to similar measures used by other companies. Refer to the “Non-IFRS Financial Measures and Other Measures” section of this MD&A for further information. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

Free cash flow was $16.7 million for the three months ended September 30, 2025 compared to $9.2 million for the three months ended September 30, 2024. The increase of $7.5 million was mainly due to a decrease in net loss and adjustments for non-cash items, change in non-cash working capital and lower intangible asset additions, partially offset by lower income distributions from equity-accounted investees, lower interest received and increased additions to property, plant and equipment. The adjustments for non-cash items were mostly due to share-based compensation, change in estimate of fair value of derivative warrants, asset impairment and share of loss of equity-accounted investees.

Free cash flow was $7.7 million for the nine months ended September 30, 2025 compared to negative $2.8 million for the nine months ended September 30, 2024. The increase of $10.5 million was mainly due to a decrease in net loss and adjustments for non-cash items, change in non-cash working capital and lower intangible asset additions, partially offset by lower income distributions from equity-accounted investees, lower interest received, increased additions to property, plant and equipment and increased payments on lease liabilities. The adjustments for non-cash items were mostly due to change in estimate of fair value of derivative warrants and share of loss of equity-accounted investees.

Financial Instruments

Refer to note 23 in the Interim Financial Statements for additional information on the Company’s financial instruments and the related fair value estimates and disclosures.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to creditworthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 for trade receivables by grouping receivables based on shared credit risk characteristics and the days past due. The expected loss rates are based on historical credit losses experienced over a period of 12 months.

The Company applies the general approach under IFRS 9 to other investments, which is an assessment of whether the credit risk of a financial instrument has increased significantly since initial recognition.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses and future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares of publicly traded entities.

Regulatory risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon compliance with regulatory requirements. Due to the nature of the industries in which the Company operates, the Company recognizes that regulatory requirements are more stringent and punitive in nature than most other sectors of the economy. Any delays in obtaining, or failure to obtain, regulatory approvals could significantly delay operational and/or product development and could have a material adverse effect on the Company’s business, results of operations, and financial condition. The Company is cognizant of the advent of regulatory changes in these industries on the city, provincial, and national levels in Canada and is aware of the effect that unforeseen regulatory changes in these industries could have on the goals and operations of the business as a whole.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

A)
Commitments

The information presented in the table below reflects management’s estimate of the contractual maturities of the Company’s obligations at September 30, 2025.

($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	50,652	—	—	—	50,652
Lease liabilities	42,417	73,327	59,253	4,615	179,612
Financial guarantee liability	—	177	—	—	177
Loyalty liability	—	170	—	—	170
Total	93,069	73,674	59,253	4,615	230,611

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash.

The Company has entered into royalty agreements to pay a certain amount of royalties on cannabis products sold. Should the Company not sell sufficient product in the agreed timeframe, a minimal royalty payment is accrued.

B)
Contingencies

From time to time, the Company and its subsidiaries are or may become involved in various legal claims and actions which arise in the ordinary course of their business and operations. While the outcome of any such claim or action is inherently uncertain, the Company believes that the losses that may result, if any, will not be material to the financial statements.

NON-IFRS FINANCIAL MEASURES AND OTHER MEASURES

Certain specified financial measures in this MD&A including adjusted operating income (loss), free cash flow and same store sales are non-IFRS measures. These terms are not defined by IFRS Accounting Standards and, therefore, may not be comparable to similar measures reported by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS Accounting Standards.

GROSS MARGIN

Gross margin is a supplementary financial measure calculated by dividing gross profit by net revenue for the periods noted.

Adjusted operating income (loss)

Adjusted operating income (loss) is a non-IFRS financial measure which the Company uses to evaluate its operating performance. Adjusted operating income (loss) provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. The Company defines adjusted operating income (loss) as operating income (loss) less restructuring costs (recovery), goodwill and intangible asset impairments and asset impairments triggered by restructuring activities.

The following tables reconcile adjusted operating income (loss) to operating income (loss) for the periods noted.

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2025
Operating income (loss)	9,105	(5,434)	3,671	11,222	1,543	(27,486)	(11,050)
Adjustments:
Restructuring costs	—	258	258	—	—	876	1,134
Impairments triggered by restructuring	—	404	404	—	—	—	404
Adjusted operating income (loss)	9,105	(4,772)	4,333	11,222	1,543	(26,610)	(9,512)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2025
Operating income (loss)	22,329	(3,628)	18,701	24,276	1,775	(62,852)	(18,100)
Adjustments:
Restructuring costs	—	828	828	—	—	1,459	2,287
Impairments triggered by restructuring	—	3,100	3,100	—	—	—	3,100
Adjusted operating income (loss)	22,329	300	22,629	24,276	1,775	(61,393)	(12,713)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Three months ended September 30, 2024
Operating income (loss)	4,395	(703)	3,692	11,795	(7,824)	(26,174)	(18,511)
Adjustments:
Restructuring costs	—	125	125	—	—	1,793	1,918
Adjusted operating income (loss)	4,395	(578)	3,817	11,795	(7,824)	(24,381)	(16,593)

($000s)	Cannabis Retail	Cannabis Operations	Cannabis Total	Liquor Retail	Investments	Corporate	Total
Nine months ended September 30, 2024
Operating income (loss)	7,255	(1,728)	5,527	22,456	13,711	(69,416)	(27,722)
Adjustments:
Restructuring costs	—	380	380	—	—	1,670	2,050
Adjusted operating income (loss)	7,255	(1,348)	5,907	22,456	13,711	(67,746)	(25,672)

Free cash flow

Free cash flow is a non-IFRS financial measure which the Company uses to evaluate its financial performance. Free cash flow provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s ability to generate positive cash flows as it removes cash used for non-operational items. The Company defines free cash flow as the total change in cash and cash equivalents less cash used for common share repurchases, dividends (if any), changes to debt instruments, changes to long-term investments, net cash used for acquisitions plus cash provided by dispositions (if any).

The following table reconciles free cash flow to change in cash and cash equivalents for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2025	2024	2025	2024
Change in cash and cash equivalents	32,357	80,042	22,222	67,935
Adjustments:
Repurchase of common shares	3	—	15,034	—
Changes to long-term investments	(15,668)	(70,806)	(30,523)	(72,342)
Acquisitions, net of cash acquired	—	—	1,000	1,654
Free cash flow	16,692	9,236	7,733	(2,753)

Same store sales

Same store sales is a supplementary financial measure which the Company uses to evaluate its financial performance in its retail segments. Same store sales provides information which management believes to be useful to investors, analysts and others in understanding and evaluating the Company’s sales trends excluding the effect of the opening and closure of stores.

Same store sales refers to the revenue generated by the Company’s existing retail locations during the current and prior comparison periods.

RELATED PARTIES

SunStream is a joint venture in which the Company has a 50% ownership interest and is a related party due to it being classified as a joint venture of the Company. SunStream is a private company, incorporated under the ABCA, which provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

A former member of key management personnel (Tank Vander – former President, Liquor Retail; retired from SNDL on September 10, 2024) jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the period January 1, 2024 to September 10, 2024, the Company paid $125.2 thousand in total rent with respect to this lease.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2025, the Company did not have any off-balance sheet arrangements.

CRITICAL ACCOUNTING ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on its consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of CGUs, value of inventory, value of equity-accounted investees, value of leases, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•
Demand for cannabis for adult-use and medical purposes;
•
Price of cannabis;
•
Expected cannabis sales volumes;
•
Demand for liquor;
•
Price of liquor;

•
Expected liquor sales volumes;
•
Changes in market interest and discount rates;
•
Future development and operating costs;
•
Costs to convert harvested cannabis to finished goods;
•
Potential returns and pricing adjustments; and
•
Market prices, volatility and discount rates used to determine fair value of equity-accounted investees.

Changes in critical accounting estimates can have a significant effect on profit or loss as a result of their impact on revenue, costs of sales, provisions and impairments. Changes in critical accounting estimates can have a significant effect on the valuation of inventory, property, plant and equipment, provisions and derivative financial instruments.

For a detailed discussion regarding the Company’s critical accounting estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

In addition to the risks described elsewhere in this document, for a detailed discussion regarding the Company’s risk factors, refer to the “Risk Factors” section of the AIF.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures (as defined in National Instrument – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in such securities legislation.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2025. Based upon evaluation of the Company’s disclosure controls and procedures as of September 30, 2025, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as September 30, 2025, due to a material weakness described in our MD&A for the year ended December 31, 2024.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Refer to our MD&A for the year ended December 31, 2024, for a discussion regarding our internal control over financial reporting and the material weakness identified.

REMEDIATION

Management has implemented and continues to implement measures designed to ensure that control deficiencies are remediated, such that these controls are designed, implemented, and operating effectively. The remediation actions include:

•
hiring of new Chief Information Technology Officer to prioritize addressing information technology general controls issues;
•
enhancing monitoring of change management controls for modifications of security roles and permissions in financial systems;
•
implementation of identity governance and administration solution to address system access concerns;
•
continue with process improvements and strengthening of controls over financial systems; and
•
augmentation of our existing internal audit staff with new co-sourcing partner to enhance the effectiveness and scope of our internal audit function.

At November 3, 2025 the above remediation measures are in progress but will not be considered remediated until the updated controls operate for a sufficient period of time, and management has concluded through testing, that these controls are operating effectively.

The Company is pursuing remediation of the material weakness during the 2025 fiscal year.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Except for the remediation activities described above, as of September 30, 2025, there have been no other changes in our internal control over financial reporting (as defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment
$ or C$	Canadian dollars
U.S.	United States
US$	United States dollars

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as the Company’s plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.

These forward-looking statements include, but are not limited to, statements about:

•
the anticipated benefits of and the Company’s intentions with respect to the Rise Rewards loyalty program and its expansion across retail banners;

•
the uncertainties associated with tariffs and countermeasures thereto;
•
the Company’s strategy;
•
expectations with respect to retail and investment operations;
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expectations with respect to the 1CM Transaction, including the satisfaction of certain regulatory approvals and the closing of the 1CM Transaction;
•
the Company’s intentions with respect to the Cost Cannabis and T Cannabis brands and integration with SNDL;
•
the impact of tariffs on the Company;
•
the expected benefits of the CSE listing;
•
expectations with respect to the Company’s restructuring project;
•
expectations with respect to the Company’s joint venture interest in SunStream;
•
the impact of consolidating cannabis segments;
•
the Company’s share repurchase program;
•
the Company’s ability to adjust its capital resources;
•
the Company’s liquidity needs, including its ability to source its liquidity requirements;
•
the sufficiency of the Company’s capital resources;
•
risks associated with financial instruments and the methods by which the Company manages such risks;
•
expectations with respect to various contingencies, including the impact of such on the Company’s financial statements;
•
the impact of changes to critical accounting estimates and new accounting pronouncements; and
•
expectations with respect to remediation measures to control deficiencies.

Although the forward-looking statements contained in this MD&A are based on assumptions that the Company believes are reasonable, you are cautioned that actual results and developments (including Company results of operations, financial condition and liquidity, and the development of the industry in which the Company operates) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be indicative of results or developments in subsequent periods.

Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

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the Company’s ability to implement its operational and liquidity strategies as well as its strategic initiatives;
•
the Company’s competitive advantages;
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the impact of competition;
•
the changes and trends in the cannabis cultivation and retail, and the liquor retail industry;
•
changes in laws, rules and regulations;
•
the Company’s ability to maintain and renew required licences;
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the Company’s ability to maintain good business relationships with its customers, distributors and other strategic partners;
•
the Company’s ability to keep pace with changing consumer preferences;
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the Company’s ability to protect its intellectual property;
•
the Company’s ability to identify, finance and consummate acquisitions on attractive terms, integrate acquired companies and to realize the benefits of such acquisitions, including The Valens Company Inc. and the 1CM stores;
•
the Company’s ability to retain key personnel;
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the Company’s ability to efficiently deploy capital and achieve its expected and desired returns on such investments;
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the Company’s ability to maintain and keep its public listing on the Nasdaq and the CSE and the liquidity of the trading of its common shares on a publicly listed stock exchange;
•
the Company’s ability to open new retail locations and attract a sufficient number of qualified franchisees; and
•
the absence of material adverse changes in the Company’s industry or the global economy, including as a result of global economic downturns.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this MD&A may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section titled “Risk Factors” in the AIF and otherwise described in this MD&A. Readers of this MD&A are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this MD&A and, except as required by applicable law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with applicable securities regulators, including the Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), after the date of this MD&A.

This MD&A contains estimates, projections and other information concerning the Company’s industry, its business and the markets for its products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Certain statements included in this MD&A may be considered “financial outlook” for purposes of applicable securities laws, and such financial outlook may not be appropriate for purposes other than this MD&A. The purpose of the financial outlook is to provide readers with disclosure of the Company’s reasonable expectations of its anticipated results. The financial outlook is provided as of the date of this MD&A.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” in the AIF and elsewhere in this MD&A. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates. Readers of this MD&A are cautioned against placing undue reliance on forward-looking statements.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the AIF, along with the Company’s other public disclosure documents. Copies of the AIF and other public disclosure documents are available under the Company’s profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, can be viewed under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the EDGAR section of the SEC’s website at www.sec.gov, or on the Company’s website at www.sndl.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.